Mail Stop 3561

March 29, 2006

Mr. William E. Chiles
President and Chief Executive Officer
Bristow Group Inc.
Suite 1700
2000 W. Sam Houston Parkway South
Houston, Texas 77042

Re: **Bristow Group Inc.**
        Form 10-K for the Fiscal Year Ended March 31, 2005
        Form 10-Q for the Quarterly Period Ended September 30, 2005
        Form 10-Q for the Quarterly Period Ended December 31, 2005
        File No. 001-31617

Dear Mr. Chiles:

        We have reviewed your filings that are referenced above. We have limited our review to your financial statements and related disclosures, and we have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2005

Item 6. Selected Financial Data, page 25

1.   Please briefly describe or cross-reference to a discussion of factors that materially affect the comparability of the information reflected in your table of selected financial data. For example, you should describe or cross-reference to a discussion of (i) the $21.7 million curtailment gain recognized during the fiscal year ended March 31, 2004, (ii) the $6.2 million loss on the extinguishment of debt that was recognized during the fiscal year ended March 31, 2004, and (iii) any other items that materially affect the comparability

of the information contained in your table. Please refer to the requirements of paragraph 2 of the Instructions to Item 301 of Regulation S-K.

Item 8. Consolidated Financial Statements and Supplementary Data

Consolidated Statements of Income, page 57

2.   Please revise your consolidated statement of income in future filings to eliminate the expense subtotal presented prior to the curtailment gain in your statements of income. We do not believe presentation of this subtotal is appropriate since this presentation is not in accordance with generally accepted accounting principles or with Regulation S-X. Also, refer to the analogous guidance outlined in SAB Topic 5:P. The disclosures provided in Note N to your financial statements and on page 27 of MD&A should be similarly revised in future filings.

Consolidated Balance Sheets, page 58

3.   We note that the accrued liability balances reported in your balance sheet represent approximately 63% and 72%, respectively, of your total current liability balances at March 31, 2005 and March 31, 2004. Please tell us whether your accrued liabilities include any items that exceed 5% of the total current liabilities balance at March 31, 2005 or 2004. If so, please revise future filings to disclose those items separately in your balance sheet or in a note to your financial statements. Refer to the requirements of Rule 5-02(20) of Regulation S-X.

4.   We note that the "Other liabilities and deferred credits" balances reported in your balance sheet represent approximately 25% and 24% of your total liability balances at March 31, 2005 and March 31, 2004, respectively. Please tell us whether your reported "Other liabilities and deferred credits" balances include any items that exceed 5% of your total liabilities. If so, please revise future filings to disclose those items separately in your balance sheet or in a note to your financial statements. Refer to the requirements of Rule 5-02(24) of Regulation S-X.

Consolidated Statements of Cash Flows, page 59

5.   We note per your statement of cash flows that the disposal of long-term assets during fiscal year 2005 resulted in the receipt of proceeds of approximately $41.7 million and the recognition of a gain of approximately $8.0 million. However, it does not appear that the disposals of your long-term assets have been disclosed in the notes to your financial statements. Due to the materiality of the gain recognized from the disposal of fixed assets, we believe the notes to your financial statements should include a discussion of the nature of the assets that were disposed, as well as, the facts and circumstances which led to their disposal. In future filings, please provide all of the footnote disclosures required by paragraph 47 of SFAS No. 144 when the disposal of long-lived assets results

in a material gain, or if the value of the assets disposed of is material to your statement of position.

6.   We note per the "supplemental disclosure of non-cash investing activities" section of your statement of cash flows that you entered into a non-monetary exchange of assets valued at approximately $11.9 million. However, we note that you have not discussed the nature of this transaction in the notes to your financial statements. Please tell us and disclose (i) the nature of the non-monetary exchange transaction, (ii) the basis of accounting used for the assets exchanged, and (iii) the amount of any gains or losses recognized on the exchange. Refer to the requirements of paragraph 28 of APB No. 29.

Notes to Consolidated Financial Statements

A – Operations and Summary of Significant Accounting Policies

Maintenance and Repairs, page 65

7.   You state that the costs related to your contractual arrangements with third-party vendors for the maintenance of certain of your major aircraft components are recorded "ratably" as the major components are used to generate flight revenue. However, based upon your disclosures, the timing and method used to recognize these costs is unclear. For example, it unclear whether you are recognizing / accruing expected costs prior to incurring actual maintenance or capitalizing costs that have been incurred and amortizing such costs over a period of time or a predetermined number of flight hours. Please tell us and expand your significant accounting policies to clarify when and how (i.e. the timing and method by which) you recognize the maintenance costs related to your contractual arrangements. We may have further comment upon receipt of your response.

G – Employee Benefit Plans

Savings and Retirement Plans, page 82

8.   There appears to be a mathematical error in the reconciliation of the funded status of your pension plan for all periods presented. Please revise your disclosures to correct these errors.

I – Acquisition, page 87

9.   We note that on July 15, 2004, Bristow purchased a 48.5% interest in Aviashelf. You state in your footnote that the acquisition of Aviashelf was accounted for under the purchase method, and that you have consolidated the results of Aviashelf from the date of acquisition. Please explain in detail why you believe it is appropriate to account for your interest in Aviashelf using consolidation accounting. As a part of your response, please explain in detail the nature and terms of any contractual arrangements or other factors that contribute to your ability to exercise control over this entity or contributed to your

decision to consolidate this entity. Also tell us the relevant technical accounting literature that you have relied upon to conclude that Aviashelf should be consolidated. We may have further comment upon receipt of your response.

Note J – Related Parties, page 90

10. Please tell us and clarify in Note J how the Company was accounting for the put/call arrangement between the Company and the other investors in Bristow both prior and subsequent to the March 2004 prepayment of a portion of the put/call option price. As part of your response, please explain the relevant technical accounting literature that was applied by the Company in accounting for the put/call arrangement with respect to Bristow's shares. We may have further comment upon receipt of your response.

K – Segment Information, page 91

11. Paragraph 37 of SFAS No. 131 requires an enterprise to report the revenues from external customers for each product and service or each group of similar products and services unless it is impractical to do so. Although your segment disclosures provide revenues from external customers for your "Helicopter Services" and "Production Management Services," we note that your company offers various services within the Helicopter Services segment. For example, we note that in addition to providing helicopter transportation services to the worldwide offshore oil and gas industry, you are the sole civil supplier of search and rescue services to Her Majesty's Coast Guard in the U.K., your technical services business unit provides helicopter repair and overhaul services, you are a leading provider of helicopter military training, and you lease helicopters to several of your unconsolidated affiliates. As such, please expand the disclosures in Note K to your financial statements to report the revenues from external customers for each of your major services.

L – Quarterly Financial Information (Unaudited), page 94

12. We note that the "Net Income" which you recognized for the quarter ended March 31, 2005, was approximately 5% or $625,000 less than the "Operating Income" that was recognized in that quarter. However, non-operating expenses appear to have impacted Net Income by a significantly greater amount for each of the other quarterly periods presented in your table of quarterly financial information. Please tell us whether you have recognized any unusual or infrequently occurring non-operating income or expense items and/or any year-end or other adjustments that were material to the results of operations for the quarter ended March 31, 2005. If so, please expand your footnote disclosures in future filings to describe those unusual or infrequently occurring items and/or the aggregate effect and nature of any year-end or other material adjustments that were recognized in the quarter ended March 31, 2005. Refer to the requirements of Item 302(a)(3) of Regulation S-K.

13.   Furthermore, please expand your footnote disclosures to describe <u>all</u> other material unusual or infrequently occurring items that were recognized in each full quarter presented in your table of quarterly financial information and affect the comparability of the information presented in your table. For example, your footnote disclosures should describe the impact of the extinguishment of debt on the results of operations for the applicable quarter of fiscal year 2004.

<u>Note N – Supplemental Condensed Consolidating Financial Information, page 97</u>

14.   Please tell us and revise Note N to disclose whether the guarantor subsidiaries of the $230 million 61/8% Senior Notes are 100% owned by the parent company. If not, please explain why you have not included audited financial statements for these subsidiaries in your Form 10-K in accordance with Rule 3-10 of Regulation S-X. Refer to the requirements outlined in Rule 3-10(f) of Regulation S-X. Also, revise the notes to your financial statements to disclose the nature and terms of the restrictions imposed on the Company's ability to pay dividends by the terms of the Senior Notes. Refer to the requirements outlined in Rule 4-08(e) of Regulation S-X.

<u>Form 10-Q for the Quarterly Period Ended September 30, 2005</u>

15.   Please address our comments relating to your audited financial statements in your quarterly financial statements on Form 10-Q, as applicable.

<u>Item 1. Financial Statements</u>

<u>Consolidated Statements of Cash Flows, page 4</u>

16.   We note that your non-cash investing activities for the six-month period ended September 30, 2005 included capital expenditures funded by short-term notes. However, it does not appear that these short-term notes are reflected as debt in your balance sheet or Note D to your financial statements. As such, please explain where on your balance sheet these short-term notes have been recorded. Also, please expand the disclosures in your "Liquidity" section of MD&A and your "Contractual Obligations" table to discuss the terms of these short-term notes.

<u>Condensed Notes to Consolidated Financial Statements</u>

<u>Note E – Commitments and Contingencies</u>

Hurricanes Katrina and Rita, page 16

17.   We note that you recorded $2.6 million of involuntary conversion losses and $2.9 million in <u>anticipated</u> insurance recoveries, relating to the damage sustained by your shore-base facilities as a result of Hurricanes Katrina and Rita. Please tell us why you believe it was appropriate to recognize the $2.9 million of <u>anticipated</u> insurance recoveries in the quarterly period ended September 30, 2005. Your response should specifically address why you believe that the receipt of $2.9 million in insurance proceeds is <u>probable</u>, pursuant to paragraph 3 of SFAS No. 5. We may have further comment upon the receipt of your response.

Form 10-Q for the Quarterly Period Ended December 31, 2005

Item 1. Financial Statements

Condensed Notes to Consolidated Financial Statements

Note D – Long-Term Debt, page 11

18.   We note that you paid consent fees totaling approximately $2.6 million (over three separate payments) to the consenting holders of your Senior Notes in order to waive your financial reporting covenants and to waive your compliance certificate and auditors' statement covenants until January 16, 2005. We also note that these consent and waiver fees have been deferred and are being amortized over the remaining term of your Senior Notes. Please tell us why you believe it is appropriate to defer your consent and waiver fees. Your response should cite the relevant technical accounting literature which you have relied upon to support your accounting treatment. We may have further comment upon receipt of your response.

Nine months ended December 31, 2005 compared to Nine months ended December 31, 2004

Provision for Income Taxes, page 47

19.   You state that the reversal of reserves recorded for tax contingencies due to the expiration of the related statutes of limitations was the primary contributor to the $6.5 million decline in the provision for income taxes recognized for the nine month period ended December 31, 2005, when compared to the provision recognized for equivalent period of the prior year. Please tell us, and to the extent material disclose, (i) the amount of the tax reserves which were reversed, (ii) the total amounts of tax reserves that were recorded on your balance sheet at March 31, 2005 and each of the quarterly periods in fiscal year 2006, (iii) the nature of the contingencies which have been reserved for, (iv) and why you believe it is appropriate to record the reserve balances. We may have further comment upon receipt of your response.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Also, revise your future filings in response to these comments, as appropriate. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jeffrey Sears at (202) 551-3302 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Mr. William E. Chiles
(713) 267-4649